FIGO Ventures, Inc.
3270 Electricity Drive
Wiindsor, ON Canada N8W 5JL

June 12, 2014

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 3561
Washington D.C., 20549-7010

Attention:  John Reynolds

Re:          FIGO Ventures, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed May 14, 2014
File No. 333-195306

Dear Mr. Reynolds:

I write on behalf of FIGO Ventures, Inc., (the “Company”) in response to Staff’s letter of May 29, 2014, by John Reynolds, Assistant Director, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 1 to Registration Statement on Form S-1, filed May 14, 2014, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Summary, page 3

1.           We reissue comment ten from our letter dated May 7, 2014. Please revise the disclosure to explain the statement that “while there is current mining ongoing at the Rafael mine, we have just acquired a right to the concessions.”

In response to this comment, the Company removed the disclosure and replaced it with a disclosure that states: “We have acquired a right to the concession of the Rafael mine.”

Selling Shareholders, page 10

2.           Please revise the value of the underlying shares and the potential profit to the selling shareholders to also discuss the common stock being registered for conversion of the interest. In addition, please revise these sections to provide clear disclosure of the increase in the price of the common stock since the issuance of the convertible debentures. Provide clear disclosure of the impact that price increase has had upon the value of those underlying shares and the potential profit to the selling shareholders.

In response to this comment, the Company revised its disclosures to discuss the common stock being registered for conversion of accrued interest through November 30, 2014. The company included additional disclosure to show the total potential profit the selling shareholders may realize from the discounted market price of the convertible promissory notes combined with the total possible offering profit from the registered offering at $0.05 per share. Please note that the Company only calculated the price of the Company’s common stock at $0.05, the price of the registered offering, and not at any per share market price on the OTC Pink quotation service because the per share market price is extremely volatile and represents trading at significantly low volume.  Trading has occurred sporadically as of late ranging from $0.11 per share to $0.65 per share. In addition, the selling shareholder may only sell their shares at the fixed price of $0.05 per share until the Company is quoted on the OTCBB or OTCQB. As a result, the Company believes the OTC Pink market price per share is not indicative of the value of the Company’s actual stock price per share. Any calculations using these figures would be misleading.

3.           We note the statement on page ten in response to comment six from our letter dated May 7, 2014 that the company has a reasonable basis to believe that it will have the financial ability to make all payments. We note the lack of cash as of the most recent financial statements.

In response to this comment, the Company added a disclosure that it has no cash as of January 31, 2014, but it explained that it will need to raise money to repay the notes if the holders do not convert.  The Company notes that the amount of money needed to repay the loans is small and therefore the Company believes that it may sell its equity securities to cover the amount. Therefore, the Company believes that it has a reasonable belief to make the payments.

Description of Business page 14

4.           We note your response to comment 15 from our letter dated May 7, 2014. Please revise the disclosure disclose the material terms of the lease assumption agreement. For instance, please clarify what “other good and valuable consideration” is as described in the lease assumption agreement with CGM. In addition, please clarify the nature of the interest in the mining concession, as we note Mr. Arango continues to mine the mineral concession. Lastly, please disclose the annual fee and explain why Mr. Arango paid this fee when the company was obligated under the terms of the agreement to pay such fees.

In response to this comment, the phrase, “other good and valuable consideration” is boilerplate language found in most contracts. It precedes language that the parties believe that the consideration contained in the contract is sufficient. This type of language is legal art for allowing both parties to an agreement to acknowledge that the contact will not be unenforceable for a lack of consideration.

The Company included an agreement between Mr. Arango and CGM that clarifies the nature of the interest in the #7092 mining concession.  The Company also explained the annual fee and the agreement between Mr. Arango and CGM explains why Mr. Arango paid this fee.

5.           We note your response to comment 16 from our letter dated May 7, 2014 and we partially reissue the comment. Please quantify all payments associated with your land and mineral rights.

In response to this comment, the Company provided the per year tax fees for the #7092 concession in the amended registration statement.

6.           We note your response to comment 19 from our letter dated May 7, 2014. Please revise to remove the terms that you are unable to define associated with the underground workings.

In response to this comment, the Company defined the term underground workings.

7.           Please forward to our engineer, as supplemental information and not as part of your filing, the geology report referenced in your filing, pursuant to paragraph (c) of Industry Guide 7. Please provide this information on a CD, formatted as Adobe PDF files. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 418(b) of Regulation C. If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

In response to this comment, at the time of filing the amended registration statement, the Company mailed to Mr. John Coleman a CD of PDF files of the geology report.

8.           We reissue comment 23 from our letter dated May 7, 2014. We note the disclosure on page 17 regarding your planned exploration program. Provide a more detailed discussion of the work to be undertaken and provide clear disclosure regarding the impact lack of funding may have upon your proposed exploration program.

In response to this comment, the Company has explained with all the detail it is able the work to be undertaken. The Company will conduct general exploration activities including conducting a geological and structural assessment of the mine, which includes sampling, assessing infrastructure, power sources and equipment needs and determining personnel needed to work the mine at the mine.   In addition, the Company provided a more detailed disclosure regarding the impact a lack of funding may have on the Company’s proposed exploration program.

Statements of Operations, page F-3

9.           We note you added Note 6 in response to comment 24 of our letter dated May 7, 2014. Please explain to us how $316,507 met the criteria to be extinguished pursuant to ASC 405-20-40-1. In this regard, please clarify your disclosure “the passing of the statue of limitations which is six years for the notes payable in the State of Nevada.”

In response to this comment, the Company has made recasting of its financial statements for the years ended July 31, 2013 and 2012 to record a convertible note that was incurred in January 2007.The Company entered into this  agreement with a third party (the  "Lender"), whereby the Lender would advance the Company up to $1,000,000 (the "Note"),  from time to time. All such amounts advanced under the Note will comprise the principal amount which bears interest at 10% per annum and matures on January 11, 2009. The principal amount will be subject to conversion terms, whereby at any time from the date of the Note until the date that the Company repays the entire amount of principal to the Lender, the Lender at its sole option, may convert a portion, or all, of the principal amount outstanding into units in the capital stock of the Company. Each $0.40 of principal outstanding at the time of conversion may be  converted into one unit consisting of one common share and one non-transferable share purchase warrant exercisable for a period  of  up  to  two  years  from the date of conversion. Each warrant shall entitle the Lender to purchase an additional common share of the Company at $0.60 during the term of the warrants. The balance at January 31, 2014, July 31, 2013 and 2012 was $289,140, respectively. The accrued interest remaining balance applicable to this note at January 31, 2014, July 31, 2013 and 2012 was $27,367 respectively. The beneficial conversion remaining balance applicable to this note at July 31, 2013 and 2012 was zero.

Directors and Executive Officers, page 25

10.         We note the disclosure regarding Mr. Young. Please revise to clearly disclose the terms of the arrangement or understanding between David Young and Robert Young pursuant to which Mr. Young was selected as an officer and director of the company, as required by Item 401(a) of Regulation S-K.

In response to this comment, the Company explained all arrangements and understandings pertaining to David Young being selected as an officer and director of the Company in conformity with Item 401(a) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 27

11.         Please disclose the address for each beneficial owner, as required by Item 403 of Regulation S-K.

In response to this comment, the Company included the addresses for each beneficial owner as required.

Certain Relationships and Related Transactions, page 28

12.         We reissue comment 33 from our letter dated May 7, 2014. State the names of the promoter(s) of the company. See Item 404(c) of Regulation S-K.

In response to this comment, the Company revised the disclosure to state that CGM Resources Limited, Realty Capital Management, Saint Jude Capital Management Inc., Augustus Management Ltd. and David Young may be deemed to be “promoters” of the Company as that term is defined in Item 404 of Regulation S-K.

Exhibits

13.         We note your response to comment 36 in our letter dated May 7, 2014. As Exhibit 10.1 is a lease assumption agreement, please provide a copy of the lease being assumed or advise. The agreement specifically states “See Attached Contract.”

In response to this comment, the Lease Assumption Agreement provides for the assumption by the Company of the “mining concession contract No. 7092” (see language in the attachment) issued to CGM by the Ministry of Mines and Energy.  It is therefore a concession contact that was assumed and not a lease.  As such, the title of the agreement was poorly worded.

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Sincerely,

Ania Wlodarkiewicz

Enclosure (Acknowledgment by the Company)